SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)

                  Modine Manufacturing Company
                  ----------------------------
                        (Name of Issuer)

       Current Members of the Administrative Committees of
   Modine Manufacturing Company's Contributory Employee Stock
                 Ownership and Investment Plans:

   Salaried Employees:  Robert M. Gunnerson, Roger L. Hetrick;
    Dean R. Zakos; and alternates: Donald G. Lautz and V. S.
                          Frangopoulos


     Hourly-Rate Non-Union Employees:  Robert M. Gunnerson,
  Roger L. Hetrick; Robert C. Weeks; and alternates: Donald G.
                  Lautz and V. S. Frangopoulos

       Hourly-Rate Union Employees:  Robert M. Gunnerson,
    Roger L. Hetrick; Robert C. Weeks; alternates: Donald G.
                     Lautz and V. S. Frangopoulos
    ----------------------------------------------------------
               (Names of Persons Filing Statement)

            Common Stock, par value $0.625 per share
            ----------------------------------------
                 (Title of Class of Securities)


                           607828-100
                         --------------
                         (CUSIP Number)



                         December 31, 1995
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)



Check the following box if a fee is being paid with this statement: [ ]







                              1(a)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. M. Gunnerson
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                  93,542
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                              93,542
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,548,673
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    18.7%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------





                              1(b)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. L. Hetrick
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                  54,588
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                              54,588
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,531,647
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    18.6%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------





                                  1(c)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. G. Lautz
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                  16,575
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                              16,575
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,491,039
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    18.5%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------




                                   1(d)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. R. Zakos
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                  31,499
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                              31,499
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,514,570
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    18.6%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------





                                 1(e)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. C. Weeks
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                  15,939
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                              15,939
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,491,716
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    18.5%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------





                                 (f)

CUSIP No.    607828-100
          --------------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         V. S. Frangopoulos
                                         ----------------------

 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       X
          ----------------

     (b)
          ----------------

 3)  SEC Use Only
                  ------------------------------------

 4)  Citizenship                                     U.S.
                                                   ----------------

Number of    (5)  Sole Voting Power                 355,506
Shares                                          --------------------------
Bene-                                           (MCESOIPS' ADMINISTRATIVE
 ficially    (6)  Shared Voting Power             5,488,631    COMMITTEES)
Owned by                                        --------------------------
Each         (7)  Sole Dispositive
Reporting         Power                             355,506
Person                                          --------------------------
With                                            (MCESOIPS' ADMINISTRATIVE
             (8)  Shared Dispositive
                  Power                           5,488.631    COMMITTEES)
                                                --------------------------
 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               5,759,229
                                                --------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
            ----------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)    19.4%
                                                       ---------

12)  Type of Reporting Person (See Instructions)  EP, IN (As a
                                                 -------------------------
         member of the MCESOIPS' Administrative Committees and
     ---------------------------------------------------------------------
         Individually)
     ---------------------------------------------------------------------





                                 1(g)

Item 1(a). Name of Issuer:
---------  --------------


           Modine Manufacturing Company



Item 1(b). Address of Issuer's Principal Executive Offices:
---------  -----------------------------------------------


           1500 DeKoven Avenue

           Racine, WI  53403



Item 2(a). Name of Person Filing:
---------  ---------------------


           Modine Manufacturing Company's Contributory Employee

           Stock Ownership and Investment Plans.



           This statement is being filed by the members of the

           Administrative Committees defined in Modine's

           qualified Contributory Employee Stock Ownership Plan

           Trust Agreement (the "MCESOP Trust") in their

           capacities as members of the Administrative

           Committees.



Item 2(b). Address of Principal Business Office, or, if none, Residence:
---------  ------------------------------------------------------------


           1500 DeKoven Avenue

           Racine, WI  53403



Item 2(c). Citizenship:
---------  -----------


           U.S.A.

Item 2(d). Title of Class of Securities:
---------  ----------------------------


           Common



Item 2(e). CUSIP Number:
---------  ------------


           607828-100



Item 3:    If this statement is filed pursuant to Rule 13d-
------

           1(b)(1) or 13d-2(b), check whether the person filing

           is a:



           (a)  [ ]  Broker or dealer registered under section 15 of the Act.



           (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.



           (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.



           (d)  [ ]  Investment Company registered under section 8 of the

                     Investment Company Act.



           (e)  [ ]  Investment adviser registered under section 203 of the Investment Advisers Act of 1940.



           (f)  [X]  Employee benefit plan, pension fund which is

                     subject to the provisions of the Employee

                     Retirement Income Security Act of 1974 or

                     endowment fund; see section 240.13d-1(b)(1)(ii)(F).
                                     ---

           (g)  [ ]  Parent holding company, in accordance with

                     section 240.13d-1(b)(ii)(G).



           (h)  [ ]  groups, in accordance with section

                     240.13d-1(b)(1)(ii)(H).



Item 4.    Ownership: Provide the following information
------     ---------

           regarding the aggregate number and percentage of the

           class of securities of the issuer identified in

           Item 1.



           (a)  Amount beneficially owned:  See Pages 1(b), 1(c),
                                            ---

                1(d), 1(e), 1(f) and 1 (g).



           (b)  Percent of class:  See Pages 1(b), 1(c), 1(d), 1(e),
                                   ---

                1(f) and 1 (g).



           (c)  Number of shares as to which such person has:



                  (i)  Sole power to vote or to direct the vote:

                       See Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).
                       ---


                 (ii) Shared power to vote or to direct the vote:

                      See Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).
                      ---


                (iii) Sole power to dispose or to direct the disposition of:

                      See Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).
                      ---

                 (iv) Shared power to dispose or to direct the disposition of:

                      See Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).
                      ---


Item 5.    Ownership of Five Percent or Less of a Class.
------     --------------------------------------------


           If this statement is being filed to report the fact that

           as of the date hereof the reporting person has ceased to

           be the beneficial owner of more than five percent of the

           class of securities, check the following   [ ].



Item 6.    Ownership of More than Five Percent on Behalf of
------     ------------------------------------------------

           Another Person:
           --------------


           Not applicable.



Item 7.    Identification and Classification of the Subsidiary
------

           Which Acquired the Security Being Reported on By the

           Parent Holding Company:



           Not applicable.



Item 8.    Identification and Classification of Members of the Group:
------     ---------------------------------------------------------



           See attached exhibit.
           ---


Item 9.    Notice of Dissolution of Group:
------     ------------------------------


           Not applicable.

Item 10.   Certification:
-------    -------------


           By signing below I certify that, to the best of my

           knowledge and belief, the securities referred to

           above were acquired in the ordinary course of

           business and were not acquired for the purpose of and

           do not have the effect of changing or influencing the

           control of the issuer of such securities and were not

           acquired in connection with or as a participant in

           any transaction having such purpose or effect.



Signature:


R. M. GUNNERSON                                 February 12, 1996
------------------------------------------      -------------------
R. M. Gunnerson, Treasurer, and                       Date
Secretary of the Administrative
Committees of the Salaried, Hourly-Rate
Non-Union, and Hourly-Rate Union
Employees Plans.


R. L. HETRICK                                   February 12, 1996
------------------------------------------      -------------------
R. L. Hetrick, Vice President - Human                 Date
Resources, and member of the
Administrative Committees of the
Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.


D. R. ZAKOS                                     February 12, 1996
------------------------------------------      -------------------
D. R. Zakos, Associate General Counsel                Date
and Assistant Secretary, and member of
the Administrative Committee of the
Salaried Employees Plans.


D. G. LAUTZ                                     February 12, 1996
------------------------------------------      -------------------
D. G. Lautz, Senior Counsel and                       Date
alternate member of the Administrative
Committees of the Salaried, Hourly-Rate
Non-Union, and Hourly-Rate Union
Employees Plans.

R. C. WEEKS                                     February 12, 1996
------------------------------------------      -------------------
R. C. Weeks, Employee Relations Director              Date
and alternate member of the Administrative
Committees of the Hourly-Rate Non-Union
and Hourly-Rate Union Employees Plans.


V. S. FRANGOPOULOS                              February 12, 1996
------------------------------------------      -------------------
V. S. Frangopoulos, Group Vice President,             Date
and alternate member of the
Administrative Committees of the
Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.

                           APPENDIX A


This statement is being filed by members of the Administrative
Committees of Modine's Contributory Stock Purchase and Investment
Plans in their capacities as Administrative Committee members.


R. M. Gunnerson:      Mr. Gunnerson is Treasurer of Modine, and
                      Secretary of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

R. L. Hetrick:        Mr. Hetrick is Vice President, Human
                      Resources, and member of the
                      Administrative Committees of the Salaried,
                      Hourly-Rate Non-Union and Hourly-Rate
                      Union Employees Plans.

D. R. Zakos:          Mr. Zakos is Associate General Counsel and
                      Assistant Secretary and a member of the
                      Administrative Committee of the Salaried
                      Employees Plan.

D. G. Lautz:          Mr. Lautz is Senior Counsel of Modine, and
                      an alternate member of the Administrative
                      Committees of the Salaried, Hourly-Rate
                      Non-Union and Hourly-Rate Union Employees
                      Plans.

R. C. Weeks:          Mr. Weeks is Employee Relations Director
                      and alternate member of the Administrative
                      Committees of the Hourly-Rate Non-Union
                      and Hourly-Rate Union Employees Plans.


V. S. Frangopoulos    Mr. Frangopoulos is Group Vice President;
                      and an alternate member of the
                      Administrative Committees of the Salaried,
                      Hourly-Rate Non-Union and Hourly-Rate
                      Union Employees Plans.

The business address for Messrs. Gunnerson, Hetrick, Zakos,
Lautz, Weeks and Frangopoulos and Modine Manufacturing Company is
1500 DeKoven Avenue, Racine, Wisconsin  53403.  Modine
Manufacturing Company is a manufacturer of heat-transfer products.

                               -8-